As filed with the U.S. Securities and Exchange Commission on February 25, 2013

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM F-6

REGISTRATION STATEMENT

UNDER THE SECURITIES ACT OF 1933 FOR DEPOSITARY SHARES EVIDENCED BY

AMERICAN DEPOSITARY RECEIPTS

TENARIS S.A.

(Exact name of issuer of deposited securities as specified in its charter)

N/A

(Translation of issuer’s name into English)

GRAND DUCHY OF LUXEMBOURG

(Jurisdiction of incorporation or organization of issuer)

DEUTSCHE BANK TRUST COMPANY AMERICAS

(Exact name of depositary as specified in its charter)

60 Wall Street

New York, New York 10005

(212) 602-1044

(Address, including zip code, and telephone number, including area code,

of depositary’s principal executive offices)

CT Corporation System

111 Eighth Avenue, 13th Floor

New York, NY 10011

(212) 590-9330

(Address, including zip code, and telephone number, including area code,

of agent for service)

Copies to:

Conrado Tenaglia, Esq.

Linklaters LLP

1345 Avenue of the Americas

New York, New York 10105

(212) 903-9010

It is proposed that this filing become effective under Rule 466:

(check appropriate box)

☐ immediately upon filing.

☐ on (Date) at (Time).

If a separate registration statement has been filed to register the deposited shares, check the following box:  ☒

CALCULATION OF REGISTRATION FEE

Title of each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Unit(1)	Proposed Maximum Aggregate Offering Price(2)	Amount of Registration Fee
American Depositary Shares (“ADSs”) evidenced by American Depositary Receipts (“ADRs”), each representing two (2) ordinary shares of Tenaris S.A.	200,000,000 ADSs	$5.00	$10,000,000	$1,364.00

(1)	Each unit represents one hundred (100) ADSs.
(2)	Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of ADSs.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission (the “Commission”), acting pursuant to said Section 8(a), may determine.

PART I

INFORMATION REQUIRED IN PROSPECTUS

The prospectus consists of the proposed form of ADR included as Exhibit A to the Form of Amended and Restated Deposit Agreement filed as Exhibit (a) to this Registration Statement on Form F-6 and is incorporated herein by reference.

Item 1.	DESCRIPTION OF SECURITIES TO BE REGISTERED

Cross-Reference Sheet

Item Number and Caption	Location in Form of ADR Filed Herewith as Prospectus
1. Name of Depositary and address of its principal executive office:	Face of ADR, introductory Article.
2. Title of ADRs and identity of deposited securities:	Face of ADR, top center.

Terms of Deposit:
(a) Amount of deposited securities represented by one unit of ADRs:	Face of ADR, upper right corner.
(b) Any procedure for voting the deposited securities:	Articles (15), (16) and (18).
(c) Procedure for collecting and distributing dividends:	Articles (4), (12), (13), (15) and (18).
(d) Procedures for transmitting notices, reports and proxy soliciting material:	Articles (11), (15), (16) and (18).
(e) Sale or exercise of rights:	Articles (13), (14), (15) and (18).
(f) Deposit or sale of securities resulting from dividends, splits or plans of reorganization:	Articles (12), (13), (15), (17) and (18).
(g) Amendment, extension or termination of the deposit arrangements:	Articles (20) and (21) (no provision for extensions).
(h) Rights of holders of ADRs to inspect the transfer books of the depositary and the list of holders of ADRs:	Article (11).
(i) Restrictions on the right to transfer or withdraw the underlying securities:	Articles (2), (3), (4), (5), (6), (8) and (22).
(j) Any limitation on the depositary’s liability:	Articles (14), (18), (19) and (21).

3. Fees and charges which may be imposed directly or indirectly on holders of ADRs:	Articles (7) and (8).

Item 2.	AVAILABLE INFORMATION

Item Number and Caption	Location in Form of ADR Filed Herewith as Prospectus
The Company is subject to the periodic reporting requirements of the Securities Exchange Act of 1934, as amended, and, accordingly, files certain reports with the United States Securities and Exchange Commission (the “Commission”). These reports can be retrieved from the Commission’s website (www.sec.gov), and can be inspected by holders of ADSs and copied at public reference facilities maintained by the Commission located at 100 F Street, N.E., Washington D.C. 20549, and at the principal executive office of the depositary.	Article (11).

PROSPECTUS

The Prospectus consists of the form of American Depositary Receipt included as Exhibit A to the Amended and Restated Deposit Agreement filed as Exhibit (a) to this Registration Statement on Form F-6 and is incorporated herein by reference.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3.	EXHIBITS

(a)	Form of Amended and Restated Deposit Agreement, including the Form of ADR, among Tenaris S.A., Deutsche Bank Trust Company Americas as Depositary, and all Owners and Holders from time to time of ADSs evidenced by ADRs issued thereunder. – Filed herewith as Exhibit (a).

(b)	Any other agreement to which the Depositary is a party relating to the issuance of the ADSs registered hereby or the custody of the deposited securities represented thereby. – None.

(c)	Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. – See (a) above.

(d)	Opinion of Linklaters LLP, counsel for the Depositary as to the legality of the securities being registered. – Filed herewith as Exhibit (d).

(e)	Certification under Rule 466. – None.

(f)	Powers of Attorney for certain officers and directors and the authorized representative of the Company. – Set forth on the signature pages hereto.

Item 4.	UNDERTAKINGS

(a)	The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the ADSs, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)	If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an ADS thirty (30) days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Deutsche Bank Trust Company Americas, acting solely on behalf of the legal entity to be created by the Amended and Restated Deposit Agreement, by and among Tenaris S.A., Deutsche Bank Trust Company Americas, as depositary, and all Owners and Holders from time to time of ADSs to be issued thereunder, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on February 25, 2013.

Legal entity to be created by the Amended and Restated Deposit Agreement for the issuance of ADSs for ordinary shares of Tenaris S.A.

Deutsche Bank Trust Company Americas, as Depositary,

By:	/s/ James Kelly
Name: James Kelly
Title: Vice President

By:	/s/ Christopher Konopelko
Name: Christopher Konopelko
Title: Director

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Tenaris S.A. certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in Luxembourg, on February 21, 2013.

Tenaris S.A.,

By:	/s/ Guillermo Francisco Vogel Hinojosa
Name: Guillermo Francisco Vogel Hinojosa
Title: Attorney-in-fact

By:	/s/ Cecilia Bilesio
Name: Cecilia Bilesio
Title: Attorney-in-fact

POWERS OF ATTORNEY

We, the undersigned officers and directors of Tenaris S.A., hereby constitute and appoint Stefano Bassi, Cecilia Bilesio, Carlos Condorelli, Cristian J.P. Mitrani, Ricardo Soler and Guillermo F. Vogel, and two of them acting jointly, as our true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution in each of them for him and in his name, place and stead, and in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement (or any other registration statement for the same offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933), and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as full to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them or their or his substitute or substitutes may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement on Form F-6 has been signed by the following persons in the following capacities on February 21, 2013.

By:	/s/ Roberto Bonatti
Name: Roberto Bonatti
Title: Director

By:	/s/ Carlos Condorelli
Name: Carlos Condorelli
Title: Director

By:	/s/ Carlos Franck
Name: Carlos Franck
Title: Director

By:	/s/ Roberto Monti
Name: Roberto Monti
Title: Director

By:
Name: Gianfelice Rocca
Title: Director

By:	/s/ Jaime Serra Puche
Name: Jaime Serra Puche
Title: Director

By:	/s/ Alberto Valsecchi
Name: Alberto Valsecchi
Title: Director

By:	/s/ Amadeo Vázquez y Vázquez
Name: Amadeo Vázquez y Vázquez
Title: Director

By:	/s/ Guillermo F. Vogel
Name: Guillermo F. Vogel
Title: Director

By:	/s/ Paolo Rocca
Name: Paolo Rocca
Title: Chairman and Chief Executive Officer

By:	/s/ Ricardo Soler
Name: Ricardo Soler
Title: Chief Financial Officer

SIGNATURE OF AUTHORIZED REPRESENTATIVE OF THE REGISTRANT IN THE UNITED STATES

Pursuant to the Securities Act of 1933, as amended, this registration statement has been signed by the undersigned in his/her capacity as the duly authorized representative of the registrant in the United States on February 21, 2013.

By:	/s/ Germán Curá
Name: Germán Curá
Title: North American Area Manager

For and on behalf of the Authorized U.S. Representative

INDEX TO EXHIBITS

Exhibit	Document

(a)	Form of Amended and Restated Deposit Agreement, including the Form of ADR, among Tenaris S.A., Deutsche Bank Trust Company Americas as Depositary, and all Owners and Holders from time to time of ADSs evidenced by ADRs issued thereunder.

(d)	Opinion of Linklaters LLP, as counsel to the Depositary, as to the legality of the securities to be registered.